EXHIBIT 99.1

FOR IMMEDIATE RELEASE
November 18, 2002

Contact:
Daryl G. Byrd, President and CEO (337) 521-4003
John R. Davis, Senior Executive Vice President (337) 521-4005

IBERIABANK Corporation Closes Trust Preferred Securities Offering and Announces Supplemental Stock Repurchase Program

LAFAYETTE, LOUISIANA -- IBERIABANK Corporation **(NASDAQ: IBKC)**, the parent holding company of the 115-year-old IBERIABANK (http://www.iberiabank.com), announced today that the Company has raised $10 million through a trust preferred securities offering which closed on November 15, 2002. The trust preferred securities were issued by a newly established subsidiary of the Company, IBERIABANK Statutory Trust I, a Connecticut statutory business trust. The trust preferred securities are expected to qualify as Tier I capital for regulatory purposes and will bear an interest rate equal to three-month LIBOR plus 3.25%. The securities are redeemable by IBERIABANK Corporation in whole or in part after five years, or earlier under certain circumstances.

The Company intends to use a portion of the proceeds from its trust preferred securities offering to provide funding for a supplemental stock repurchase program announced by the Board of Directors. Under the supplemental stock repurchase program, the Board of Directors of the Company authorized the repurchase of between 60,000 to 130,000 shares, or approximately 1% to 2% of IBERIABANK Corporation's outstanding common stock, depending on market conditions. Stock repurchases will be made from time to time, on the open market or in privately negotiated transactions, at the discretion of the management of the Company. The timing of these repurchases will depend on market conditions and other requirements.

On December 18, 2001, the Company announced a share repurchase program totaling 300,000 shares of IBERIABANK Corporation common stock. To date, the Company has repurchased 251,300 shares at an average cost of $37.68 per share. The Company currently anticipates the December 18, 2001 share repurchase program will be completed within the previously announced one-year time frame.

"Our issuance of trust preferred securities will enhance our capital ratios as well as provide funding for our supplemental stock repurchase program," stated Daryl G. Byrd, President and CEO of IBERIABANK Corporation. "The Board of Directors believes that the supplemental repurchase program represents an attractive opportunity for IBERIABANK Corporation to increase value for both the Company and our shareholders and offers an additional source of liquidity for our shareholders," continued Mr. Byrd. "We believe that repurchasing our common stock represents an investment in IBERIABANK Corporation that will enhance shareholder value over the long-term."

IBERIABANK operates 21 offices located in south central Louisiana, 10 offices located in north Louisiana, and 8 offices located in the greater New Orleans area.

To the extent that statements in this report relate to the plans, objectives, or future performance of IBERIABANK Corporation, these statements are deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on management's current expectations and the current economic environment. IBERIABANK Corporation's actual strategies and results in future periods may differ materially from those currently expected due to various risks and uncertainties. A discussion of factors affecting IBERIABANK Corporation's business and prospects is contained in the Company's periodic filings with the Securities and Exchange Commission.